UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM N-8F
APPLICATION FOR DEREGISTRATION
PURSUANT TO SECTION 8(f)
OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT")
AND RULE 8f-1 THEREUNDER
    	I.	General Identifying Information
1. Reason fund is applying to deregister (check
only one; for descriptions, see Instruction 1 above):
[X]	Merger
[  ]	Liquidation
[  ]	Abandonment of Registration
(Note:  Abandonments of Registration answer only
questions 1 through 15, 24 and 25 of this form and
complete verification at the end of the form.)
[  ]	Election of status as a Business Development
Company
(Note:  Business Development Companies answer only
question 1 through 10 of this form and complete
verification at the end of the form.)
2.	Name of Fund:
Endeavor Series Trust
3.	Securities and Exchange Commission File No.:
811- 5780
4. Is this an initial Form N-8F or an amendment to
a previously filed Form N-8F?
[X]	Initial Application		[  ]	Amendment
5. Address of Principal Executive Office (include No.
& Street, City, State, Zip Code):
4333 Edgewood Road N.E.
Cedar Rapids, IA  52499


6. Name, address and telephone number of individual the
Commission staff should contact with any questions regarding this form:
John K. Carter, Esq.
AEGON/Transamerica Fund Advisers, Inc.
570 Carillon Parkway
St. Petersburg, FL  33716
(727) 299-1824

7. Name, address and telephone number of individual or
entity responsible for maintenance and preservation of fund
records in accordance with rules 31a-1 and 31a-2 under the Act:
John K. Carter, Esq.
AEGON/Transamerica Fund Advisers, Inc.
570 Carillon Parkway
St. Petersburg, FL  33716
(727) 299-1824

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
[X]	Management company;
[  ]	Unit investment trust; or
[  ]	Face-amount certificate company.
8. Subclassification if the fund is a management company
 (check only one):
[X]	Open-end		[  ]	Closed-end
9. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Massachusetts (business trust)
10. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
Investment Advisers:

AEGON/Transamerica Fund Advisers, Inc. ("AEGON Advisers")
(as of January 18, 2002)
570 Carillon Parkway
St. Petersburg, FL  33716
Endeavor Management Co. (prior to January 18, 2002)
4333 Edgewood Road N.E.
Cedar Rapids, IA  52499

Endeavor Investment Advisers (prior to January 1, 1999)
2101 East Coast Highway, Suite 300
Corona del Mar, CA  92625

Sub-Advisers:

Morgan Stanley Asset Management
1221 Avenue of the Americas
New York, NY  10020

T. Rowe Price International, Inc.
(formerly named Rowe Price-Fleming International, Inc.)
100 East Pratt Street
Baltimore, MD  21202

Capital Guardian Trust Company
333 South Hope Street
Los Angeles, CA  90071

The Dreyfus Corporation
200 Park Avenue
New York, NY  10166

T. Rowe Price Associates, Inc.
100 East Pratt Street
Baltimore, MD  21202

J.P. Morgan Investment Management Inc.
522 Fifth Avenue
New York, NY  10036

Massachusetts Financial Services Company
500 Boylston Street
Boston, MA  02116

Janus Capital Corporation
100 Fillmore Street
Denver, CO  80206-4928

Jennison Associates LLC
466 Lexington Avenue
New York, NY  10017


OpCap Advisors
1345 Avenue of the Americas
New York, NY  10105

Montgomery Asset Management LLC
101 California Street
San Francisco, CA  94111

TCW Funds Management, Inc.
865 S. Figueroa Street
Los Angeles, CA  90071

11. Provide the name and address of each principal
underwriter of the fund during the last five years, even if
the fund's contracts with those underwriters have been
terminated:
Transamerica Capital, Inc.
(formerly named Endeavor Group)
4600 South Syracuse Street, Suite 1180
Denver, CO  80237

13.	If the fund is a unit investment trust ("UIT") provide:
(a)	Depositor's name(s) and address(es):
Not Applicable.
(b)	Trustee's name(s) and address(es):
Not Applicable.
14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[X ]	Yes			[  ]	No
If Yes, for each UIT state:
Name(s):
File No.:   811-_______
Business Address:

Transamerica Life Insurance Company Separate Accounts
(SEC File No):
VA A - 811-09172
VA B - 811-06032
VA C - 811-09503
VA D - 811-09777
4333 Edgewood Road N.E.
Cedar Rapids, IA  52499

AUSA Life Insurance Company, Inc. Separate Account VA BNY
File No.: 811-08750
4333 Edgewood Road N.E.
Cedar Rapids, IA  52499

People's Benefit Life Insurance Company Separate Account V
File No.: 811-06564
Attn: Rogers Hayes, 8th Floor
P.O. Box 32830
Louisville, KY  40232-2830

15.	(a)	Did the fund obtain approval from the board of
directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X]	Yes			[  ]	No
If Yes, state the date on which the board vote took place:
February 5, 2002: vote of the Trustees (the "Trustees") of Applicant Endeavor Series Trust (the "Trust") to approve the merger of each investment series (each an "Original Portfolio") of the Trust into AEGON/Transamerica Series Fund, Inc. ("ATSF"), and February 14, 2002: telephonic vote of the Trustees to approve the reorganization (the "Reorganization") of each Original Portfolio into a corresponding investment series
(each a "Successor Portfolio") of ATSF and to recommend that shareholders of each Original Portfolio approve the Reorganization. If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X]	Yes			[  ]	No
If Yes, state the date on which the shareholder vote took
place:
April 26, 2002.
As described below, the Reorganization was approved by the shareholders of record of each Original Portfolio pursuant to voting instructions received from the owners (the "Contract owners") of shares of beneficial interest in that Original Portfolio attributable to variable annuity contracts (the "Contracts") issued by Transamerica Life Insurance Company,
AUSA Life Insurance Company, Inc. or Peoples Benefit Life Insurance Company (the "Insurance Companies"). The shareholders of record were the Insurance Companies.
If No, explain:
II.	Distributions to Shareholders
15. Has the fund distributed any assets to its shareholders
in connection with the Merger or Liquidation?
[X]	Yes			[  ]	No
Pursuant to an Agreement and Plan of Reorganization dated as of
 March 5, 2002 (the "Plan"), Applicant transferred all of the respective assets of each of its fourteen Original Portfolios named below to a U.S. custodian and foreign sub-custodians designated by ATSF, on behalf of ATSF, as of the close of business on April 30, 2002 (the "Closing Date") in exchange for shares of beneficial interest of the corresponding newly created Successor Portfolio named below, no par value per share, and the assumption by ATSF of all the liabilities of each Original Portfolio.
ORIGINAL PORTFOLIO of
Endeavor Series Trust
SUCCESSOR PORTFOLIO of AEGON/Transamerica Series Fund, Inc.


Capital Guardian Global Portfolio

Capital Guardian Global

Capital Guardian U.S. Equity Portfolio

Capital Guardian U.S. Equity
Capital Guardian Value Portfolio

Capital Guardian Value
Dreyfus Small Cap Value Portfolio

Dreyfus Small Cap Value
Dreyfus U.S. Government Securities Portfolio
Transamerica U.S. Government Securities
Endeavor Asset Allocation Portfolio

Van Kampen Asset Allocation
Endeavor Enhanced Index Portfolio

J.P. Morgan Enhanced Index
Endeavor High Yield Portfolio

MFS High Yield
Endeavor Janus Growth Portfolio

Janus Growth II
Endeavor Money Market Portfolio

Van Kampen Money Market
Jennison Growth Portfolio

Jennison Growth
T. Rowe Price Equity Income Portfolio

T. Rowe Price Equity Income
T. Rowe Price Growth Stock Portfolio

T. Rowe Price Growth Stock
T. Rowe Price International Stock Portfolio
Van Kampen Active International Allocation

Each Original Portfolio was reorganized into the corresponding
 Successor Portfolio named above. Each Original Portfolio
received Successor Portfolio shares having an aggregate net
asset value equal to the aggregate net asset value of the
shares held by each shareholder of record of the Original
Portfolio as of the close of business on the Closing Date.
The Trust then liquidated and constructively distributed pro rata to its shareholders of record, determined as of the close of business on the Closing Date, the full and fractional shares of voting stock of the respective Successor Portfolio received by that Original Portfolio in the Reorganization, and all
issued and outstanding shares of each Original Portfolio were canceled on that Original Portfolio's books. The distribution was accomplished by the transfer of the respective Successor Portfolio's shares then credited to each Original Portfolio's account on ATSF's share records to open accounts on those records in the names of Endeavor's shareholders of record.  Contract owners of each Original Portfolio received units of beneficial interest in the respective Successor Portfolio having an aggregate net asset value equal to the aggregate net asset value of their interests in that Original Portfolio.
(a) If Yes, list the date(s) on which the fund made those
distributions:
On or about April 30, 2002 (the "Liquidation Date").
(b)	Were the distributions made on the basis of net assets?
[X]	Yes			[  ]	No
(c)	Were the distributions made pro rata based on share ownership?
[X]	Yes			[  ]	No
(c) If No to (b) or (c) above, describe the method of
distributions to shareholders.   For Mergers, provide the exchange
 ratio(s) used and explain how it was calculated:
The exchange ratio was approximately 1.00 share of a Successor Portfolio issued for each share of the respective Original Portfolio. Shareholders of each Original Portfolio received the number of shares of the respective Successor Portfolio determined by dividing the value of the net assets of the Original Portfolio as of the close of regular trading on the New York Stock Exchange on the
Closing Date by the net asset value per share of the shares of the Successor Portfolio as initially determined by the Board of Directors of ATSF. The value of the net assets of the Original Portfolio was determined by dividing assets, less liabilities, by the total number of outstanding shares. The net asset value per share of the shares of the Successor Portfolio was equal to the net asset value per share of the corresponding Original Portfolio.
(e)	Liquidations only:
Were any distributions to shareholders made in kind?
[  ]	Yes			[  ]	No
Not Applicable.
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only:
Has the fund issued senior securities?
[  ]	Yes			[  ]	No
Not Applicable.
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
18. Has the fund distributed all of its assets to the fund's shareholders?
[X]	Yes			[  ]	No
As described above, all of each Original Portfolio's assets were acquired by ATSF on behalf of the corresponding Successor
Portfolio in exchange for shares of that Successor Portfolio and the assumption by ATSF of all of the liabilities of the corresponding Original Portfolio, in complete liquidation of the Original Portfolio.

If No,
(a) How many shareholders does the fund have as of the
date this form is filed?
Not Applicable.
(b) Describe the relationship of each remaining shareholder
to the fund:
Not Applicable.
19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[  ]	Yes			[X]	No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.	Assets and Liabilities
20. Does the fund have any assets as of the date this form
 is filed?
(See question 18 above.)
[  ]	Yes			[X]	No
If Yes,
(a) Describe the type and amount of each asset retained by
 the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
[  ]	Yes			[  ]	No
21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[  ]	Yes			[X]	No
If Yes,
(a) Describe the type and amount of each debt or other
 liability:
(b) How does the fund intend to pay these outstanding
debts or other liabilities?
IV. Information about Event(s) Leading to Request for
Deregistration
22.	(a)	List the expenses incurred in connection with
the Merger or Liquidation:
The aggregate expenses of the transactions contemplated by
the Plan included expenses incurred in connection with the entering into and carrying out of the provisions of the Plan, expenses associated with the preparation and filing of a Registration Statement under the Securities Act of 1933, as amended, covering the Successor Portfolio shares issued pursuant to the Plan, postage, printing, accounting fees,
legal fees and solicitation costs of the transaction.
AEGON Advisers, the Investment Adviser of the Trust, an
indirect wholly-owned subsidiary of AEGON USA, Inc. and an affiliate of the Insurance Companies, bore all expenses incurred by Applicant in connection with the Reorganization;
 such costs were not broken down on a per-merger basis (i.e., by individual fund reorganization).
AEGON Advisers or other affiliates of the Insurance Companies will also bear any additional costs incurred in connection with the filing of this application.
(i)	Legal expenses:
Not separately broken down.
(ii)	Accounting expenses:
Not separately broken down. Additional expenses for PricewaterhouseCoopers, LLC to review merger documents, approximately $8-12,000.
(iii)	Other expenses (list and identify separately):
Not separately broken down, except for certain costs of printing the Proxy Statement, Voting Instruction Card and Notice of Special
 Meeting, as well as soliciting voting instructions, as described below:
$119,878 paid to ALAMO Direct, a private proxy solicitation firm;
 and $32,715 paid to R.R. Donnelley & Sons Company, a financial printer.
(iv)	Total expenses (sum of lines (i) - (iii) above):
Not separately broken down.
(b)	How were those expenses allocated?
Not allocated on a per-merger basis.
(c)	Who paid those expenses?
AEGON Advisers.
(d)	How did the fund pay for unamortized expenses (if any)?
There were no unamortized expenses.
22. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[  ]	Yes			[X]	No
If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
23. Is the fund a party to any litigation or administrative
proceeding?
[  ]	Yes			[X]	No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
24. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[  ]	Yes			[X]	No
If Yes, describe the nature and extent of those activities:
VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:
The following Successor Portfolios of AEGON/Transamerica Series
 Fund, Inc. survived the Reorganization:
Capital Guardian Global
Capital Guardian U.S. Equity
Capital Guardian Value
Dreyfus Small Cap Value
Transamerica U.S. Government Securities
Van Kampen Asset Allocation
J.P. Morgan Enhanced Index
MFS High Yield
Janus Growth II
Van Kampen Money Market
Jennison Growth
T. Rowe Price Equity Income
T. Rowe Price Growth Stock
Van Kampen Active International Allocation

Each Successor Portfolio was a newly created series of ATSF, a Maryland corporation and registered open-end management investment company. Both the Trust and ATSF were managed by
AEGON Advisers.
The Reorganization was part of a restructuring designed to
merge all of the investment series managed by AEGON Advisers or its affiliates into a single legal entity, and was intended to produce a more integrated fund group, as well as to provide administrative and operational efficiencies, and reduce the Original Portfolios' expenses.
(c) State the Investment Company Act file number of the fund surviving the Merger:
811-4419  (AEGON/Transamerica Series Fund, Inc.)
(d) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type and date the agreement was filed:
Registrant
File No.
Form Type and Date of Filing
Endeavor Series Trust
811-05780
Preliminary Proxy Statement (PRES14A) filed on 2/20/02; and Definitive Proxy Statement (DEFS14A) filed on 3/12/02.
(d)	If the merger or reorganization agreement has not been
filed with the Commission, attach a copy of the agreement as an exhibit to this form.
Not Applicable.


VERIFICATION




The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Endeavor Series Trust, (ii) he is the President of Endeavor Series Trust, and (iii) all actions by shareholders, Trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.




/s/  Brian C. Scott____________________
	Signature













VERIFICATION




The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Endeavor Series Trust, (ii) he is the President of Endeavor Series Trust, and (iii) all actions by shareholders, Trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.





	____________________
							Brian C. Scott















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